08054071

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[x] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period __________ to ___________

Commission File Number 333-13302

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: HANNAFORD SAVINGS AND INVESTMENT PLAN
145 Pleasant Hill Road
Scarborough, Maine 04074

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Etablissements Delhaize Frères et Cie "Le Lion" (Groupe Delhaize)
Square Marie Curie 40
1070 Brussels
Belgium

Hannaford Savings and Investment Plan

Financial Statements as of December 31, 2007 and 2006, and for the Year Ended December 31, 2007, Supplemental Schedule as of December 31, 2007, and Report of Independent Registered Public Accounting Firm

HANNAFORD SAVINGS AND INVESTMENT PLAN

TABLE OF CONTENTS

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

BAKER | NEWMAN | NOYES LLC

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in
Hannaford Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Hannaford Savings and Investment Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 27, 2008

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:		
Participant-directed investments—at fair value	$ 400,993,845	364,289,208
Receivables:		
Employer	371	-
Participant	932	-
Net Assets Available for Benefits at fair value	$ 400,995,148	$ 364,289,208
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(403,079)	464,411
NET ASSETS AVAILABLE FOR BENEFITS	$ 400,592,069	$ 364,753,619

See notes to financial statements.

HANNAFORD SAVINGS AND INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2007

ADDITIONS:	
Investment income:	
Dividends	$ 21,855,720
Interest	1,347,803
Net appreciation in fair value of investments	1,666,760
Total investment income	24,870,283
Contributions:	
Employer's	8,430,304
Participants'	20,466,667
Rollovers	751,939
Asset transfers in	25,207
Total contributions	29,674,117
Total additions	54,544,400
DEDUCTIONS:	
Benefits paid to participants	(18,579,758)
Redemption Fees	(3,079)
Net transfers out of Plan	(119,787)
Other Deductions	(3,326)
Total deductions	(18,705,950)
NET INCREASE	35,838,450
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	364,753,619
End of year	$ 400,592,069
See notes to financial statements.	

HANNAFORD SAVINGS AND INVESTMENT PLAN

**NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2007 AND 2006,
AND FOR THE YEAR ENDED DECEMBER 31, 2007**

1. DESCRIPTION OF PLAN

The following description of the Hannaford Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General—The Plan is sponsored by Hannaford Bros. Co. (the "Company"), a wholly owned subsidiary of Delhaize America, Inc. The Plan is a defined contribution plan. The Administrative Committee, appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. The Vanguard Group ("Vanguard") serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility—All officers and employees of the Company who have completed one year of service, generally defined by 870 hours for hourly employees or 1,000 hours for salaried employees and full-time drivers, and attainment of their twenty-first birthday are eligible to participate in the Plan. The Plan was restated effective January 1, 2008. As a result, the hours requirement for all associates was changed to 1000 hours.

Contributions—Each year, participants may contribute up to 15% (5% in the case of highly compensated associates) of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code limitations. Generally, the Company contributes 100% of the first 1% of base compensation that a participant contributes to the Plan, 50% of the next 4% (greater than 1% but not exceeding 5%) of base compensation contributed, and 25% of the subsequent 4% (greater than 5% but not exceeding 9%) of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the discretion of the Company's Board of Directors. No such additional discretionary contributions were made for the year ended December 31, 2007. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective January 1, 2008, the maximum contribution amount is 50% of an associate's pretax annual compensation.

Participant Accounts—Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution, the Company's matching contribution, and allocations of Company discretionary contributions and plan earnings and charged with benefit payments and allocations of plan losses and other expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, common trust funds, and the Delhaize Group Stock Fund as investment options for participants.

The Delhaize Group Stock Fund invests primarily in American Depository Receipts ("ADRs") representing the ordinary shares of Etablissements Delhaize Fréres et Cie "Le Lion" S.A. ("Delhaize Group"), the parent company of the Company. The Delhaize Group Stock Fund utilizes the unit accounting method, with each share equal to four units.

Vesting—Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts is based on years of credited service. A participant is 100% vested after three years of credited service. Forfeited balances of terminated participants are used to reduce future employer contributions.

Participant Loans—Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balances, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the plan administrator. Principal and interest are paid ratably through payroll deductions. Effective January 1, 2008, the minimum loan amount was changed to $1,000.

Payment of Benefits—Upon termination of service due to death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. A participant may elect to have his or her investment in the Delhaize Group Stock Fund distributed in whole shares of ADRs. In addition, a terminated participant may elect to defer payment of their vested balance until April 1st following the year they reach age 70 ½. Effective January 1, 2008, terminated participants must receive their vested benefit by April 1st of the year following the year they reach age 65.

Net Transfers Out of Plan—During 2007, $25,207 and ($119,787) of participant account balances were transferred from (to) the Profit-Sharing and Retirement Plan of Food Lion, LLC (the "Food Lion Plan"), respectively. Food Lion, LLC is a wholly owned subsidiary of Delhaize America, Inc. Participant account balances are transferred between the Plan and the Food Lion Plan as changes in employment between the companies occur.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements are prepared on an accrual basis and in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis. The Vanguard Retirement Savings Trust is considered a fully benefit-responsive investment contract.

Use of Estimates--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan's investments are stated at fair value. Shares of registered investment companies are valued at the net asset value of shares held by the Plan at year-end. The investments underlying the Vanguard Retirement Savings Trust Fund are based on the underlying net assets of the common trust funds. The Delhaize Stock Fund, comprised primarily of ADRs representing Delhaize Group ordinary stock, is valued based on the quoted market price of ADRs and the related money market mutual fund. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date-basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of net appreciation in fair market value of investments for such investments.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Administrative Expenses—Substantially all administrative and other expenses of the Plan are paid by the Company.

Net Assets Available for Benefits- Net assets available for benefits are reported at fair value for all investments other than the Vanguard Retirement Savings Trust Fund, which is reported at an amount that reflects contract value for the Vanguard Retirement Savings Trust Fund since that amount is the most relevant measure for the Plan's participants.

Accounting Principles Not Yet Adopted--In September 2006, the Financial Accounting Standards Board (FASB) issued Statement 157. Changes from current practice that will result from the application of Statement 157 relate to the definition of fair value, the methods used to measure fair value, and expanded disclosures about fair value measurements. Statement 157 applies under other accounting pronouncements that require or permit fair value measurements in which the FASB previously concluded that fair value is the relevant measurement attribute, but does not require any new fair value measurements. The Plan will adopt Statement 157 in 2008; the adoption is not expected to significantly affect the Plan's net assets or change in net assets.

3. INVESTMENTS

The Plan's investments that represented 5% or more of the Plan's net assets available for benefits as of December 31, 2007 and 2006 are as follows:

	2007	
	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	52,868,647	$53,271,726
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	877,321	44,006,424
Vanguard 500 Index Fund Investor Shares	456,796	61,736,026
Vanguard Capital Opportunity Fund	1,068,982	39,359,931
Vanguard Target Retirement 2025 Fund	2,127,734	29,192,512
Vanguard Target Retirement 2045 Fund	1,344,885	20,294,321
Vanguard Windsor II Fund Investor Shares	1,153,648	36,063,044
Delhaize Stock Fund	1,108,895	23,885,591

	2006	
	Number of Units or Shares	Fair Value
Common trust fund:		
Vanguard Retirement Savings Trust	48,726,706	$ 48,262,295
Mutual funds:		
American Funds Euro Pacific Growth Fund; R-4 Shares	790,933	36,367,117
Vanguard 500 Index Fund Investor Shares	453,318	59,198,777
Vanguard Capital Opportunity Fund	968,837	35,536,941
Vanguard Target Retirement 2025 Fund	1,990,985	25,962,440
Vanguard Target Retirement 2045 Fund	1,305,338	18,692,435
Vanguard Windsor II Fund Investor Shares	1,030,999	35,827,228
Delhaize Stock Fund	1,087,785	22,593,289

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $1,666,760 as follows:

Mutual funds	$ 820,280
Delhaize Stock Fund	846,480
Net appreciation in fair value of investments	$ 1,666,760

4. RELATED PARTY TRANSACTIONS

Certain plan investments are shares of mutual funds, units of participation in common trust funds managed by an affiliate of Vanguard and investments in the Delhaize Stock Fund. These transactions qualify as party-in-interest transactions. Vanguard serves as the trustee as defined by the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2007 and 2006, the Delhaize Stock Fund had a cost basis of $16,094,429 and $13,675,205, respectively.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated June 9, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Internal Revenue Code. The Plan has been amended and restated since applying for the determination letter; however, the Company and the plan administrator believe that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 as of December 31, 2007 and 2006 and for the year ended December 31, 2007:

	December 31, 2007
Net assets available for benefits:	
Net assets available for benefits reported on	$400,995,148

Form 5500	
Adjustment from fair value to contract value for fully benefit responsive investment contracts	$(403,079)
Net assets available for benefits reported on the financial statements	$400,592,069

Year Ended
December 31, 2007

Net increase in net assets available for benefits:

Net increase reported on Form 5500	$36,705,940
Adjustment from fair value to contract value for fully benefit responsive investment contracts	$(867,490)
Net increase in net assets available for benefits reported on the financial statements	$35,838,450

December 31, 2006

Net assets available for benefits:

Net assets available for benefits reported on Form 5500	$364,289,208
Adjustment from fair value to contract value for fully benefit responsive investment contracts	$464,411
Net assets available for benefits reported on the financial statements	$364,753,619

******

SUPPLEMENTAL SCHEDULE OF SELECTED FINANCIAL DATA

HANNAFORD SAVINGS AND INVESTMENT PLAN

FORM 5500, SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS HELD (AT END OF YEAR)

DECEMBER 31, 2007

	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
	American Funds Euro Pacific Growth Fund; R4 Shares	Mutual fund	**	$	44,006,424
	American Funds Growth Fund of America; R4 Class	Mutual fund	**		11,105,155
	Hotchkis and Wiley Mid Cap Value Fund; Class I	Mutual fund	**		9,135,803
	PIMCO Funds: Total Return Fund	Mutual fund	**		12,333,704
	Royce Low Priced Stock Fund; Investment Class Shares	Mutual fund	**		7,435,997
*	Vanguard 500 Index Fund Investor Shares	Mutual fund	**		61,736,026
*	Vanguard Capital Opportunity Fund	Mutual fund	**		39,359,931
*	Vanguard Explorer Fund	Mutual fund	**		6,807,730
*	Vanguard Target Retirement 2005 Fund	Mutual fund	**		6,711,382
*	Vanguard Target Retirement 2015 Fund	Mutual fund	**		10,316,070
*	Vanguard Target Retirement 2025 Fund	Mutual fund	**		29,192,512
*	Vanguard Target Retirement 2035 Fund	Mutual fund	**		7,315,157
*	Vanguard Target Retirement 2045 Fund	Mutual fund	**		20,294,321
*	Vanguard Target Retirement Income	Mutual fund	**		1,038,520
	Vanguard Target Retirement 2010 Fund	Mutual fund	**		1,258,735
	Vanguard Target Retirement 2020 Fund	Mutual fund	**		912,887
	Vanguard Target Retirement 2030 Fund	Mutual fund	**		496,431
	Vanguard Target Retirement 2040 Fund	Mutual fund	**		296,196
	Vanguard Target Retirement 2050 Fund	Mutual fund	**		351,098
*	Vanguard Windsor II Fund Investor Shares	Mutual fund	**		36,063,044
*	Vanguard Retirement Savings Trust	Common trust fund	**		53,271,726
*	Delhaize Stock Fund	American Depository Receipts	**		23,885,591
*	Various participants	Participants' loans, interest rates ranging from 5% - 10.5%	**		17,669,405
				$	400,993,845

* Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee authorized by the Board of Directors of Hannaford Bros. Co. has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

HANNAFORD SAVINGS AND INVESTMENT PLAN

Date: June 27, 2008

By: Karen L. Mank

Name: Karen L. Mank

Member of the Administrative Committee

EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

Exhibit Number	Exhibit
23.1	Consent of Baker, Newman & Noyes LLC

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-59686) of Etablissements Delhaize Freres et Cie "Le Lion" S.A. of our report dated June 27, 2008 relating to the financial statements of the Hannaford Savings and Investment Plan, which appears in this Form 11-K.

Baker Newman & Noyes
Limited Liability Company

Portland, Maine
June 27, 2008

END